Exhibit 99.1
(Revised)

Tiger Media’s iScreen——NIKE Storm Sweeps Over Shanghai

Nike Football “Last Game”

SHANGHAI, CHINA — June 19, 2014 — Tiger Media, Inc. (“Tiger Media” or the “Company”) (NYSE MKT: IDI), a Shanghai-based nationwide multi-platform media company, today announced an outdoor digital media blitz for Nike’s football (soccer) inspired animated film the “Last Game” using its entire iScreen network, the outdoor LCD screen network operated by Tiger Media. The campaign in tandem with the commencement of the World Cup utilized 70% of Tiger Media’s iScreen air time for a whole week resulting in 100% utilization rate for the iScreen during that period.

Peter Tan, CEO of Tiger Media, commented, “I am delighted that the Tiger Media team was able to meet the challenging requirements of Nike within an extremely tight deadline. Within 7 hours, all 108 iScreens in downtown Shanghai displayed the film with high visual impact covering 70% of Shanghai’s CBD areas and an estimated reach of 3 million consumers.”

Stephen Zhu, COO of China Operations added, “This is great recognition for the hard work of the execution team in the past year. We expect to continue to provide more bespoke media solutions for our advertising clients.”

ABOUT TIGER MEDIA
Tiger Media is a leading Shanghai-based multi-platform media company in China which provides advertising services in the out-of-home advertising industry, including iScreen Outdoor LCD screens, billboards and street furniture. Tiger Media’s network of street level LCD screen displays, which captivate eye-level awareness, is complemented by outdoor billboards which are mostly built on rooftops with good visibility from far distances. Tiger Media’s network attracts advertising clients from a wide range of industries including telecommunications, insurance and banking, automobile, electronics and fast moving consumer goods. Learn more at www.tigermedia.com.
FORWARD-LOOKING STATEMENTS
Any statements contained in this press release that do not describe historical facts, including statements about Tiger Media’s beliefs and expectations, may constitute forward-looking statements as that term is defined by the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expect,” “anticipate,” “future,” “intend,” “plan,” “believe,” “estimate,” “confident” and similar statements. Any forward-looking statements contained herein are based on current expectations, but are subject to a number of risks and uncertainties that may cause actual results to differ materially from expectations.
Potential risks and uncertainties include, but are not limited to: whether we are able to provide more bespoke media solutions for our advertising clients; and other risks outlined in the Company’s filings with the U.S. Securities and Exchange Commission. Tiger Media cautions readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Tiger Media does not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statement to reflect any change in the Company’s expectations or any change in events, conditions or circumstances on which any such statement is based.

For more information, please contact:
Peter Tan, 13817097881
ir@tigermedia.com